Snipp Announces the Launch of a 100% U.S. Subsidiary to Facilitate the Sale of

Its Solutions to U.S. Based Cannabis Companies

TORONTO, May 09, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has incorporated a 100% owned subsidiary in the United States to facilitate it to do business with Cannabis companies based in the United States. The reason the Company chose to incorporate this subsidiary is twofold. The first is to enable the Company to be able to leverage its software platforms to service Cannabis businesses with creative business models that could include equity based and performance compensation partnerships and secondly to isolate its core business given that at the U.S. Federal Level Cannabis is still a Schedule 1 controlled substance.

“Since the launch of the Snipp Cannabis Marketing Resource Center we have received a lot of interest and had many discussions with multiple players in the U.S. and Canadian markets. Some of these discussions have led to recommendations that have included working in a more partnership type structure that could involve an equity component as part of the payment mix for the use of our platform and services by these potential clients. As a Company we are open to working with companies in the Cannabis space to design programs that enable our shareholders to enjoy the upside of this nascent but fast growing industry and creating a separate legal entity to enable that therefore makes a lot of sense,” said Atul Sabharwal, Founder & CEO of Snipp.” The Cannabis space is rapidly evolving and we have seen a few U.S. based companies dual listing on the Canadian exchanges. A great example is a company like iAnthus, A CMRC member, who pioneered listing in both markets. They have set the stage for a whole new crop of companies based in the U.S. to list in Canada many of whom have joined our Cannabis Marketing Resource Center and are in deep discussions with us on signing a Managed Service Agreement which allows Snipp to become an approved vendor, locking in these clients for the future as their marketing needs evolve. We look forward to sharing some of progress we are making in converting our CMRC members to paying clients over the next few quarters.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs. Interested cannabis companies can sign up and qualify via a simple application process at www.snipp.com/CMRC.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners. Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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